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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. __________)*


                               FRESH AMERICA CORP.
                               -------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    35803R105
                                    ---------
                                 (CUSIP Number)

                             Robert J. Keffler, Esq.
                             -----------------------
                     Murphy Mahon Keffler & Farrier, L.L.P.
                     --------------------------------------
                               120 West 3rd Street
                               -------------------
                                    Suite 300
                                    ---------
                             Fort Worth, Texas 76102
                             -----------------------

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  April 9, 2001
                                  -------------

             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.      358034105

1       NAMES OF REPORTING PERSONS/
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Larry H. Martin
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

        (a)    [ ]
        (b)    [ ]

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3       SEC USE ONLY

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4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

        00
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5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)

        Not Applicable
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6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
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                             7      SOLE VOTING POWER:        3,176,694
                             ---------------------------------------------
NUMBER OF SHARES
BENEFICIALLY OWNED           8      SHARED VOTING POWER:              0
BY EACH REPORTING            ---------------------------------------------
PERSON WITH
                             9      SOLE DISPOSITIVE POWER:   3,176,694
                             ---------------------------------------------

                             10     SHARED DISPOSITIVE POWER:         0



11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  3,176,694

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12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
        INSTRUCTIONS)

        Not Applicable

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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        37.73%
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14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
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ITEM 1. SECURITY AND ISSUER.

        This Statement relates to the common stock, par value $.01 per share, of Fresh America Corp. ("Fresh America"); Fresh America's principal executive offices are located at 6600 LBJ Freeway, Suite 180, Dallas, Texas 75240.

ITEM 2. IDENTITY AND BACKGROUND.

(a)     This Schedule 13D is being filed by Mr. Larry H. Martin, an individual;

(b)     Mr. Martin's residence address is 2729 Sunrise Drive, Arlington, Texas
        76006;

(c) Mr. Martin is Executive Vice President of Martin Brothers, a division of Fresh America, 1049 Ave H East, Arlington, Texas 76010.

(d) During the last five years, Mr. Martin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(e) During the last five years, Mr. Martin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and

(f)     Mr. Martin is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Pursuant to a purchase agreement effective as of December 19, 1997 (the "Agreement") between Mr. Martin and Fresh America, Mr. Martin sold all of the outstanding common stock of Hereford Haven, Inc., a corporation wholly owned by him, to Fresh America. Pursuant to the terms of the Agreement, Mr. Martin was entitled to receive a contingent earnout payment from Fresh America in the amount of $4,956,932 on March 31, 2001. On April 9, 2001, Fresh America exercised its option under the Agreement to designate that 75% of this contingent earnout payment be paid to Mr. Martin in the form of shares of common stock of Fresh America, which, as provided in the Agreement, were valued at the average of the closing price of Fresh America's common stock on NASDAQ for the ten trading days preceding March 31, 2001. Accordingly, on April 19, 2001 Mr. Martin received 3,166,694 shares of common stock of Fresh America, the certificate for which is dated as of March 31, 2001.



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ITEM 4. PURPOSE OF TRANSACTION.

        Mr. Martin acquired these shares of common stock as an investment in Fresh America. Mr. Martin intends to review his investment from time to time and will take such actions with respect to the shares as he may deem appropriate in light of Fresh America's business, financial condition, results of operations, and prospects, general economic and industry conditions, as well as his personal financial condition, prospects and other investment opportunities.

        Except as set forth in this Schedule 13D, Mr. Martin has not formulated any plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of, or the disposition of securities of, Fresh America;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Fresh America or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of Fresh America or any of its subsidiaries;

(d) Any change in the present board of directors or management of Fresh America, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of Fresh America;

(f) Any other material change in Fresh America's business or corporate structure;

(g) Changes in Fresh America's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Fresh America by any person;

(h) Causing a class of securities of Fresh America to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of Fresh America becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)     Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Mr. Martin acquired 3,166,694 shares of Fresh America's common stock from Fresh America. See ITEM 3. In addition, he beneficially owns options to purchase 10,000 shares of Fresh America common stock which become exercisable within 60 days at $2.00 per share. Based upon 5,243,404 shares of common stock outstanding as of September 29, 2000, (as reported by Fresh America on its most recently available report on Form 10-Q as filed with the Commission on November 13, 2000), plus the 10,000 shares underlying options exercisable within 60 days, the shares beneficially owned by Mr. Martin would represent approximately 37.73% of Fresh America's outstanding common stock.

(b) The number of shares as to which Mr. Martin has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth in the responses to Items 7, 8, 9 and 10, respectively, on the cover page of this Schedule 13D, and such responses are incorporated herein by reference.

(c) During the period March 19 through March 21, 2001, Mr Martin sold 10,000 shares of common stock of Fresh America in the open market at prices ranging from $1.25 to $1.44 per share. Except as otherwise set forth herein, Mr. Martin has not effected any other transactions in the shares of common stock of Fresh America during the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Fresh America common stock owned by Mr. Martin and reported in this Schedule 13D.



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(e)     Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Pursuant to a stock option agreement effective as of June 2, 2000, (the "Option Agreement") Fresh America awarded Mr. Martin nontransferable options to purchase 20,000 shares of its common stock exercisable at $2.00 per share for a period of 10 years after vesting. Options to purchase 10,000 shares will vest as of June 2, 2001, and the remaining 10,000 share options will vest as of June 2, 2002. However, all options will immediately vest upon a change of control of Fresh America as defined in the Option Agreement. Other than as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Martin and any person with respect to any securities of Fresh America, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies; nor are any of the securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

(a) Stock Option Agreement dated as of June 2, 2000, between Larry H. Martin and Fresh America Corp.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                       April 24, 2001



                                                       /s/ Larry Martin
                                                       ------------------------
                                                           Larry Martin





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